Exhibit 21.1

Subsidiaries of The Yankee Candle Company, Inc.

Subsidiary Name	Jurisdiction of Incorporation

Yankee Candle Restaurant Corp.	Delaware

Quality Gift Distributors, Inc.	Delaware

Aroma Naturals, Inc.	Delaware

Yankee Candle Admin, LLC	Virginia

Yankee Candle Company (Europe) Limited	England